Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Nine months ended
	December 31,		December 31,
	2014	2013	2014	2013
Earnings
Consolidated income before provision for income taxes	$380	$352	$1,240	$1,034
Fixed Charges	143	154	441	489
Earnings	$523	$506	$1,681	$1,523
Fixed Charges
Interest expense	$142	$153	$438	$486
Interest portion of rental expense (1)	1	1	3	3
Total fixed charges	$143	$154	$441	$489
Ratio of earnings to fixed charges	3.66x	3.29x	3.81x	3.11x

(1)	One-third of all rental expense is deemed to be interest.